UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Cobalis Corp.

(Name of Issuer)
 Common Stock

 (Title of Class of Securities)
19074Y 20 5

(CUSIP Number)
Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
(949) 757-0001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.19074Y 20 5

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
St. Petka Trust (EIN 88-0480035)

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	____________________________________________________________________________________________
	(b)	____________________________________________________________________________________________

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Delaware

Number of	7. U	Sole Voting Power 6,242,556
Shares
Beneficially	8.	Shared Voting Power 837,017
Owned by
Each	9. U	Sole Dispositive Power 6,242,556
Reporting
Person	10.	Shared Dispositive Power 837,017
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,115,573

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 26.1%

	14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

Item 2. Identity and Background

(a)	Name:	St. Petka Trust
(b)	Business Address:	46 Calle Fresno, San Clemente CA 92672
(c)	Present Principal Occupation:	n/a
(d)	Disclosure of Criminal Proceedings:	none
(e)	Disclosure of Civil Proceedings:	none
(f)	Citizenship:	The St. Petka Trust was organized in Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On March 24, 2006, St. Petka Trust sold 350,000 shares to a third-party purchaser in a private transaction. The sales price was $1.00 per share. On March 27, 2006, St. Petka Trust sold 150,000 shares to a different third-party purchaser. The sales price was $1.00 per share. Mr. Radul Radovich did not personally acquire or sell any shares.

Item 4. Purpose of Transaction

On March 24, 2006, St. Petka Trust sold 350,000 shares to a third-party purchaser. The sales price was $1.00 per share. On March 27, 2006, St. Petka Trust sold 150,000 shares to a different third-party purchaser. The sales price was $1.00 per share. The purpose of the sales was to pay expenses of the trust and distribute funds to the trustee.

Item 5. Interest in Securities of the Issuer

The trustor of the St. Petka Trust beneficially owns a total of 7,115,573 shares of the Issuer’s common stock as follows:

(a)  The St. Petka Trust directly owns 6,242,556 shares of the Issuer’s common stock which comprises 22.9% of the Issuer’s total issued and outstanding shares. The trustor of the St. Petka Trust is Radul Radovich. The trustor for the St. Petka Trust, Radul Radovich, also owns R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares. Mr. Radul Radovich's aggregate personal holdings are therefore 6,332,722 shares or 23.2%

(b)  The St. Petka Trust has sole voting and dispositive power as to the 6,242,556 shares it owns directly. The Trustor for the St. Petka Trust is Radul Radovich. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares are both controlled by Radul Radovich, who is the trustor of the St. Petka Trust.

(c)  On March 24, 2006, St. Petka Trust sold 350,000 shares to a third-party purchaser. The sales price was $1.00 per share. On March 27, 2006, St. Petka Trust sold 150,000 shares to a different third-party purchaser. The sales price was $1.00 per share. The purpose of the sales was to pay expenses of the trust and distribute funds to the trustee. Mr. Radul Radovich did not personally acquire or sell any shares. Mr. Radul Radovich is the trustor and one of the beneficiaries of the St. Petka Trust.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7. Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006 Date

/s/ Radul Radovich, Trustor
Radul Radovich, Trustor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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